HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
ZACHARY HYDEN	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
-------------------------------------------		INFO@HESKLAW.COM
JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

12 May 2008

Mr. Michael Henderson, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Via Electronic Transmission

Re:

Verilink Corporation

Item 4.01 Form 8-K

Filed May 2, 2008

File No. 0-28562

Dear Mr. Henderson:

I am counsel for Verilink Corporation and am in receipt of your letter dated May 7, 2008, regarding the referenced filing.  The Company’s responses to your inquiries are as follows:

Item 4.01 Form 8-K, filed May 2, 2007

1.

Amend the report to include all of the information required by Item 304 of Regulation S-K.  State whether the former accountant resigned, declined to stand for re-election or was dismissed, and the date.  The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

RESPONSE:

Item 4.01 has been revised to state that the former accountant declined to stand for re-election.  This occurred during the bankruptcy proceeding.  Since the Company was under the Bankruptcy umbrella, the Company’s current board of directors did not recommend of approve the decision to change accounts.

2.

In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years for which the accountant performed the audit contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

RESPONSE:

The disclosure had been amended to include a statement whether the accountant’s report on the fiscal statements for either of the past years for which the accountant performed the audit contained an adverse opinion or a disclaimed of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of the adverse opinion, disclaimer or opinion, modification, or qualification. This includes disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

3.

You should also revise your disclosures to state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

RESPONSE:

The disclosure has been amended to include disclosures regarding the Company’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination, or dismissal with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.

Please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

RESPONSE:

The Amended 8-K contains the required letter from the former accountant indicating whether or not they agree with the Company’s disclosure in the Form 8-K.

5.

Please amend your Form 8-K to comply with the requirements of Regulation S-K Item 304(a)(2).  In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

RESPONSE:

The Company did not consult with the new accountants prior to the former accountant’s declination.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact us if you should have any comments or further requests.  Should there be any change in the above request, we will notify you immediately of any events associated thereto.

Very truly yours,

/s/   Zachary Hyden

Zachary Hyden

ZDH:dc

Acknowledgment

I, James A. Ditanna, President of Verilink Corporation (the “Company”), hereby acknowledge:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in their filings with the Securities and Exchange Commission (“SEC”).

2.

SEC staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

VERILINK CORPORATION

By:

/s/   James A. Ditanna

James A. Ditanna, President